Mail Stop 3561

November 16, 2006

<u>By U.S. Mail</u>

Mr. Robert McGehee
Chief Executive Officer
Progress Energy Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

      Re: **Progress Energy Inc.**
              Form 10-K for the year ended December 31, 2005
              Filed March 10, 2006
              File No. 1-15929

              Carolina Power and Light Company
              File No. 1-03382

              Florida Power Corp
              File No. 1-03274

Dear Mr. McDonald,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Michael Moran, Esq.
              Branch Chief